February 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeff Kauten

Re: Naqi Logix Inc.

Request to Withdraw Qualification Request for the Company's Offering Statement on Form 1-A

  Filed February 11, 2025

  File No. 024-12535

Dear Mr. Kauten:

This letter sets forth the request of Naqi Logix Inc. for Withdrawal of its Qualification Request of its Regulation A Offering.

Kindly be advised that Naqi Logix Inc. (the "Company"), as applicant, hereby applies to withdraw its Request for Qualification of its Form 1-A/A Offering Statement filed on February 11, 2025, File Number 024-12535.

We trust the foregoing is in order.

Please provide a copy of the order granting withdrawal via facsimile to our counsel, Daniel D. Nauth of Nauth LPC at (416) 477-6032.  If you have any questions, please contact Mr. Nauth at (416) 477-6031 or by email at dnauth@nauth.com.

Very truly yours,

NAQI LOGIX INC.

By: /s/ Mark Godsy

Name: Mark Godsy

Title: Chief Executive Officer

cc: Daniel D. Nauth, Nauth LPC